EXHIBIT 99.2

                                 PERDIGAO S. A.
                          CNPJ N(0) 01.838.723/0001-27
                                 PUBLIC COMPANY

         SUMMARY OF THE MINUTES OF THE 3RD/2004 ORDINARY MEETING OF THE
                               BOARD OF DIRECTORS

DATE, PLACE AND TIME: April 30, 2003, at 11:00 a.m., at Av. Escola Politecnica, 760, Sao Paulo, SP. QUORUM: Absolut majority of the Members. ON MOTION: Eggon Joao da Silva, Chairman, and Ney Antonio Flores Schwartz, Secretary. RESOLUTIONS ADOPTED BY THE BOARD: 1) AUTHORIZATION TO CONTRACT FINANCIAL TRANSACTIONS: The Board approved the authorization for the Executive Officers to contract the following financial transactions in which the Company acts as guarantor of its subsidiary Perdigao Agroindustrial S.A.: a) in the amount of EUR 7,579,000.00 to Banco do Brasil S.A., Amsterdam, corresponding to a contract guarantee and an aval on a Promissory Note; b) aval on a working capital financing transaction to ABN Amro Bank, London, United Kingdom, in the amount of USD10,000,000.00; B) Other issues related to the Company. TERMINATION: Upon motion duly made, seconded and carried unanimously, the meeting was adjourned. Eggon Joao da Silva, Chairman; Ney Antonio Flores Schwartz, Secretary; Francisco Ferreira Alexandre; Jaime Hugo Patalano; Luis Carlos Fernandes Afonso; Adezio de Almeida Lima; Francisco de Oliveira Filho; Wilson Carlos Duarte Delfino. (I do hereby certify that the present is a summary of the original minute transcribed in the Book n(0)1 of Ordinary and Extraordinary Minutes of the Board of Directors of the Company, at page 109).


                           NEY ANTONIO FLORES SCHWARTZ
                                    SECRETARY